Report of Independent Accountants

To the Management and the Board of Managers of NYLIFE Distributors LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation (Form SIPC-7) of NYLIFE Distributors LLC(the "Company") for the year ended December 31, 2022.Management of NYLIFE Distributors LLC is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the Total Revenue amount reported on page 4 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 to the Total revenue amount of $137,265,181 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2022, noting no differences.

2. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared additions on line 7 of 2b, Net loss from securities in investment accounts, of $646,513 to the sum of the following Trial Balance accounts: Investment Income Mutual Funds (Trial Balance Account Number 40703025), Investment Income Short Term Investment Interest (Trial Balance Account Number 40709005), and Mark to Market Gain Loss Mutual Funds (Trial Balance Account Number 56303030), provided by Marta Hansen, Director – Mainstay Investments Retail Finance New York Life Investment, noting no differences.

    b. Compared deductions on line 1 of 2c, Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transaction in security futures products, of $134,718,219 to the sum of the

following Trial Balance Accounts: Concession Income (Trial Balance Account Number 41701005), Concession Income Securities (Trial Balance Account Number 41701010), Concession Income Underwriter Securities (Trial Balance Account Number 41701020), Concession Income OBD (Trial Balance Account Number 41701015), Concession Income Underwriter OBD (Trial Balance Account Number 41701025), 12B-1 Fee Income (Trial Balance Account Number 42101005), Intercompany Income Service Fee (Trial Balance Account Number 45004005), Intercompany Income AUM Service Fees (Trial Balance Account Number 45004025), Service Fee Income - Distributors (Trial Balance Account Number 42101010), provided by Marta Hansen, Director – Mainstay Investments Retail Finance New York Life Investment, noting no differences.

c. Compared deductions on line 3 of 2c, Commissions, floor brokerage and clearance paid to other SIPC members in connections with securities transactions, of $77,730,657 to the sum of the following Trial Balance Accounts: Finder Fees (Trial Balance Account Number 51705020), Trail Expense (Trial Balance Account Number 51705025), Commission Expense (Trial Balance Account Number 51705005), Gating Fee (Trial Balance Account Number 51705030), Intercompany Expense Service Fee (Trial Balance Account Number 55004005), Intercompany Expense AUM Service Fees (Trial Balance Account Number 55004025), Intercompany Commission Expense (Trial Balance Account Number 55007005), Intercompany Commission Expense Finder Fee (Trial Balance Account Number 55007010), and Intercompany Commission Trail Expense (Trial Balance Account Number 55007020), provided by Marta Hansen, Director – MainStay Investments Retail Finance New York Life Investment, noting no differences.

d. Compared deductions on line 7 of 2c, Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act), of $2,045,866 to the sum of the following Trial Balance Accounts: Advertising General Fixed (Trial Balance Account Number 60701005), Advertising General Variable (Trial Balance Account Number 60701010), Agent and Management Training Materials (Trial Balance Account Number 61801010), Postage Fixed (Trial Balance Account Number 60801015), Postage Variable (Trial Balance Account Number 60801020), General Printing Fixed (Trial Balance Account Number 60801035), General Printing Variable (Trial Balance Account Number 60801040), Legal Fees Non- Litigation (Trial Balance Account Number 60401025), Sales Promotion Advertising Fixed (Trial Balance Account Number 60701025), Sales Promotion Advertising Variable (Trial Balance Account Number 60701030), Sales Promotion All Other (Trial Balance Account Number 60701045), Sales Promotion Marketing Fixed (Trial Balance Account Number 60701035), Advertising Agency Fees (Trial Balance Account Number 60701060), Sales Promotion Marketing Variable (Trial Balance Account Number 60701040), Sales Promotion Sports and Entertainment (Trial Balance Account Number 60701050), Shipping Fixed (Trial Balance Account Number 60801025), Shipping Variable (Trial Balance Account Number 60801030), Kick Off Meeting (Trial Balance Account Number 61901040), Kick Off Meeting Meals (Trial Balance Account Number 61901065), Advertising Media (Trial Balance Account Number 60701070), Printers Purchase (Trial Balance Account Number 60903025), Prepaid Purchase Market Data Services (Trial Balance Account Number 61501035), and Legal Fees Investments & Non OGC (Trial Balance Account Number 60401005), provided by Marta Hansen, Director – MainStay Investments Retail Finance New York Life Investment, noting no differences.

3. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $(76,583,048) and $0, respectively of the Form SIPC-7, noting no differences.

    b. Recalculated the mathematical accuracy of Total additions and Total deductions on page 2 of Form SIPC-7 for $646,513 and $214,494,742, respectively, noting no differences.

4. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7 filed for the prior period ended December 31, 2021 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of management and the Board of Managers of NYLIFE Distributors LLC and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2023

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

NYLIFE Distributors LLC
Attn: Marta Hansen
30 Hudson Street
Jersey City, NJ 07302-4600

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Marta Hansen (201) 685-6215

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied (150.00)

D. Assessment balance due or (overpayment) (150,00)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (150.00)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 0

H. Overpayment carried forward $((150.00))

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

New York Life Distributors llc
(Name of Corporation, Partnership or other organization)

marta hansen
(Authorized Signature)

Dated the 23 day of February, 20 23.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2022
and ending 12/31/2022

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 137,265,181
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	646,513
Total additions	646,513
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	134,718,219
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	77,730,657
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	2,045,866
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	214,494,742
2d. SIPC Net Operating Revenues	$ (76,583,048)
2e. General Assessment @ .0015	$ 0
	(to page 1, line 2.A.)